June 27, 2022

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Mara Ransom

Re:	Swvl Holdings Corp
Amendment No. 1
Registration Statement on Form F-1
Filed May 27, 2022
File No. 333-264416

Ladies and Gentlemen:

This letter is submitted on behalf of Swvl Holdings Corp (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated June 23, 2022 (the “Comment Letter”) with respect to the above referenced amendment to the registration statement on Form F-1 filed with the Commission on May 27, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which will include changes in response to the Staff’s comments.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 2. All references to page numbers in these responses are to pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 Filed May 27, 2022

Prospectus Summary, page 2

1.

We note your acquisition of Volt Lines and entry into a definitive agreement to acquire Zeelo. Considering it appears that such acquisitions will involve the issuance of shares that will be registered for resale in the future, enhance your disclosure to acknowledge the further dilution to shareholders as a result of such transactions.

Response: The Company has revised its disclosure on pages 2, 27, 28 and 29 to address the Staff’s comment.

General

2.

We note your response to comment 8 and your amended disclosure on pages 41 and 42. With respect to your risk factor on page 42, we note your amended disclosure speaks specifically to the “securities being offered pursuant to this prospectus.” However, where you discuss future resales which may affect market price, even if the business is doing well, it seems material to acknowledge the role that your committed equity financing may have on market price. Please revise.

Response: The Company has revised its disclosure on page 43 to address the Staff’s comment.

*        *        *

Should you have any questions or comments with respect to Amendment No. 2 or this letter, please contact Nicholas A. Dorsey at 212-474-1764.

Sincerely,

/s/ Nicholas A. Dorsey

Nicholas A. Dorsey

Copy to:

Mostafa Kandil

    Youssef Salem

        Swvl Holdings Corp

            The Offices 4, One Central

                Dubai World Trade Centre

                    Dubai, UAE

VIA E-MAIL

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